Exhibit 99.2

MAKE SOMETHING BEAUTIFUL Investor Presentation Fiscal Q3 2015 Results March 2, 2015

Basmati Roadshow_1_October - 2012.ppt Forward Looking Statement This presentation contains forward - looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this presentation are forward - looking statements. Forward - looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. Specifically, these statements include, among other things, statements that describe our expectatio ns for the growth of our business, expansion into new geographic markets, maintaining and expanding our relationship with key re tai l partners, the financial impact of new sales contracts on our revenue, our plan to make significant capital expenditure, and o the r statements of management’s beliefs, intentions or goals. You can identify forward - looking statements by the fact that they do no t relate strictly to historical or current facts. These statements may include words such as “foresee”, “forecast”, "anticipate ," "estimate," "expect," "project," "plan,“ "intend,“ "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. These forward - looking statement s are based on assumptions that we have made in light of our industry experience and on our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you consider this presentation, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions, some of which are described under “Risk Factors” in our Annual Reports on Form 20 - F and our Registration Statement on Form F - 1 filed with the Securities and Exchange Commission. Although we believe that these forward - looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results and cause them to differ materially from those anticipated in the forward - looking statements. Since we operate in an emerging and evolving environment and new risk factors and uncertainties emerge from time to time, you should not rely upon forward looking statements as predictions of future events. Except as required under the securities laws of the United States, we undertake no obligation to update any forward - looking or other statements herein to reflect events or circumstances after the date hereof, whether as a result of new information, future ev ent s or otherwise. Because of these factors, we caution that you should not place undue reliance on any of our forward - looking statements. Further, any forward - looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to tim e, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, an d do not intend to, update or revise the forward - looking statements in this presentation after the date of this presentation.

Basmati Roadshow_1_October - 2012.ppt Market and Industry Data This presentation contains estimates and projections regarding market and industry data that were obtained from internal company surveys as well as third - party sources such as market research, consultant surveys, publicly available information and industry publications and surveys. We believe the information provided or made available by these third - party sources is general ly reliable. However, market data is subject to change and cannot always be verified with complete certainty due to limits on th e availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncert ain ties inherent in any statistical survey, interpretation or presentation of mark et data and management’s estimates and projections. In addition, projections are often wrong. As a result, you should be aware that market data set forth herein, and estimates, projections and beliefs ( i ) based on such data and (ii) relating to certain financial and performance metrics presented herein, may not be reliable. We have not independently verified any of the data from third - party sources or ascertained the underlying economic assumptions relied upon therein; accordingly we cannot guarantee the accuracy or completeness of any such data. Similarly, internal surveys, which we believe to be reliable, are based upon management’s knowledge of the industry as of the da te of such surveys and have not been verified by any independent sources. As a result, we cannot guarantee the accuracy or completeness of any such information and you should not place undue reliance on such information when making an investment decision.

Basmati Roadshow_1_October - 2012.ppt 1 KARAN A CHANANA CHAIRMAN AND CHIEF EXECUTIVE OFFICER BRUCE WACHA CHIEF FINANCIAL OFFICER RAJESH ARORA SR. EXECUTIVE DIRECTOR FINANCE ASHISH PODDAR EXECUTIVE DIRECTOR FINANCE Presenters

Basmati Roadshow_1_October - 2012.ppt Fiscal Q3 2015 Financial Results

Basmati Roadshow_1_October - 2012.ppt 3 3 Months Ended Q3 2015 Financial Highlights Revenue Key drivers Adjusted EBITDA Adjusted EPS % margin 14.3% 14.4% • Revenue increased $49.9 million or 35.0% to $192.4 million driven primarily by increased sales volume and product mix of rice in India and internationally ‒ Sales in India increased by $ 20.3 million or 30.7%, to $86.6 million, non - India or international sales increased $29.6 million or 38.9%, to $105.8 million ‒ Amira branded and third party branded sales increased $39.9 million, or 29.2%, to $176.4 million, Institutional sales were $16.0 million compared to $5.9 million a year ago • Cost of material including the change in finished goods as a percentage of revenue increased by 390 basis points to 79.3 % of sales from 75.4% in the year ago period. Cost of material including change in finished goods as a percentage of revenue plus foreign exchange gain/ (loss) (due to hedging of foreign exchange risk) increased by 330 basis points to 79.2% of sales from 75.9%. Increase largely driven by higher cost of raw material from the procurement season of FY 2014 • Freight, forwarding and handling expenses decreased by 180 basis points to 2.4 % of sales from 4.2% in the prior period, due to more shipments involving free on board (FOB). Employee benefit costs decreased 110 basis points to 2.3 % of sales compared to 3.4%. Other expenses decreased 80 basis points to 3.2% of sales from 4.0%. Other gains / losses showed a gain of $1.3 million versus a loss of $0.9 million in the prior year period. Adjusted EBITDA increased $7.4 million or 36.6% to $ 27.7 million, with adjusted EBITDA margins increased 10 bps to 14.4% • The Company’s effective tax rate was 21.8% for the period compared to 19.1% in the year ago period, Adjusted profit after tax increased $ 5.5 million or 52.9% to $15.9 million from $10.4 million and Adjusted EPS increased 52.9% to $0.44 per share from $0.29 per share in th e prior year period Note: Interim results are not audited. Includes full benefit of Basmati Rice GmbH which was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.9 million and 35.9 million for the three months ended December 31, 2013 and December 31, 2014, respectively. Please see “ Non - IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax . $142.5 $192.4 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 2014 2015 ($ in millions) 35.0% $20.3 $27.7 $0.0 $10.0 $20.0 $30.0 $40.0 2014 2015 ($ in millions) 36.6% $0.29 $0.44 $0.00 $0.10 $0.20 $0.30 $0.40 $0.50 2014 2015 ($ per share) 52.9%

Basmati Roadshow_1_October - 2012.ppt 4 9 Months Ended Q3 2015 Financial Highlights Revenue Key drivers Adjusted EBITDA Adjusted EPS % margin 13.6% 14.1% • Revenue increased $111.8 million, or 31.0% to $472.6 million driven by increased sales volume, price and product mix of rice in India and internationally ‒ Sales in India increased $46.0 million or 30.4% to $197.7 million (or 32.5% in rupees), non - India or international sales increased $65.8 million or 31.4 % to $274.9 million ‒ Amira branded and third party branded sales increased $134.3 million or 42.0% to $454.0 million, Institutional sales were $18.6 million compared to $41.1 million a year ago • Cost of material including the change in finished goods as a percentage of revenue increased by 180 basis poin ts to 78.5% of sales from 76.7% in the year ago period. Cost of material including change in finished goods as a percentage of revenue plus foreign exchange gain/ (loss) (due to hedging of foreign exchange risk) increased by 70 basis points to 78.1% of sales from 77.4%. Increase largely driven by higher cost of raw material from the procurement season of FY 2014 • Freight, forwarding and handling expenses decreased by 140 basis points to 3.0 % of sales from 4.4% in the prior period, due to more shipments involving free on board (FOB). Employee benefit costs decreased 40 bps to 2.1% of sales compared to 2.5% in the prior year period, other expenses increased 30 bps to 3.7% from 3.4% of sales in the prior year period and other gains / losses showed a gain of $4.5 million vs. a loss of $0.7 million in the prior year period • Adjusted EBITDA increased by $17.5 million or 35.7% to $66.5 million, with adjusted EBITDA margins increased 50 bps to 14.1% • The Company’s effective tax rate was 18.4% for the period compared to 24.1% in the year ago period, Adjusted profit after tax increased $11.5 million or 47.8% to $35.7 million from $24.2 million and Adjusted EPS increased by 47.4% to $0.99 per share from $0.68 per share in the prior year period Note: Interim results are not audited. Includes full benefit of Basmati Rice GmbH which was acquired in January 2014; Adjusted EBITDA and Adjusted EPS exclude the impact of non cash compensation; weighted average diluted shares were 35.8 million and 35.9 million for the nine months ended December 31, 2013 and December 31, 2014, respectively. Please see “ Non - IFRS Measures” in this release for a reconciliation of Adjusted EBITDA and Adjusted profit after tax to the IFRS measure of profit after tax. $360.8 $472.6 $0.0 $200.0 $400.0 $600.0 2014 2015 ($ in millions) 31.0% $49.0 $66.5 $0.0 $20.0 $40.0 $60.0 $80.0 2014 2015 ($ in millions) 35.7% $0.68 $0.99 $0.00 $0.40 $0.80 $1.20 2014 2015 ($ per share) 47.4%

Basmati Roadshow_1_October - 2012.ppt 5 3 Months Ended Q3 2015 Revenue Mix Amira and Third Party Branded vs. Institutional Revenue Mix India vs. International Revenue Mix Amira and Third Party Branded Sales Note: Sales to Institutional customers were $16.0 million in Q3 2015 compared to $5.9 million in Q3 2014 India Sales International Sales Note: Calculations have been derived from historical financial statements and has not been audited. Amira and Third Party Branded , 91.7% Institutional , 8.3% $136.5 $176.4 $0.0 $50.0 $100.0 $150.0 $200.0 Q3 '14 Q3 '15 ($ in millions) 29.2% International , 55.0% India , 45.0% $66.3 $86.6 $0.0 $40.0 $80.0 $120.0 Q3 '14 Q3 '15 ($ in millions) 30.7% $76.2 $105. 8 $0.0 $40.0 $80.0 $120.0 Q3 '14 Q3 '15 ($ in millions) 38.9%

Basmati Roadshow_1_October - 2012.ppt 6 Amira Nature Foods Performance Since IPO – 10 Quarters of Double Digit Growth LTM Revenue ($ millions) LTM Adj. EBITDA ($ millions) Note: Includes non IFRS measures and calculations that have been derived from historical financial statements and has not been audited. (1) Adjusted EBITDA bar graph and revenue trend line are based on LTM numbers, while indicated growth rates reflect y - o - y quarte rly growth 19.4% 22.0% 28.7% 53.8% 56.2% 54.2% 10.2% 16.0% 37.6% 43.2% 36.1% 38.8% 25.1% 48.7% 33.0% 44.0% 25.9% 30.9% Amira LTM Dec . 2012 to LTM Dec. 2014 CAGRs Revenue CAGR 28.3% Adj. EBITDA CAGR 36.6% Adj. EPS CAGR 61.5% Revenue growth (1) Adj. EBITDA growth (1) (1) 30.9% 39.4% $41 $45 $50 $52 $57 $61 $67 $75 $80

$86 $93 $342 $360 $401 $414 $444 $472 $501 $547 $576 $609 $659 0 20 40 60 80 100 120 0 100 200 300 400 500 600 700 Jun.12 Sep.12 Dec.12 Mar.13 Jun.13 Sep.13 Dec.13 Mar.14 Jun.14 Sep.14 Dec.14 LTM Adj. EBITDA LTM Revenue 35.0% 36.6%

Basmati Roadshow_1_October - 2012.ppt ANFI Continues to Maintain a Conservative Capital Structure ANFI Leverage (Total Debt / LTM Adj. EBITDA) ANFI Interest Coverage (LTM Adj. EBITDA / Finance Costs Net of Finance Income) 7 Source: Derived from public Company financial statements and Capital IQ as of February 6, 2015 Note: ANFI values based on publicly filed financial statements; Interim results and ratios have not been audited. Large Cap companies include Campbell’s, ConAgra, General Mills, Kellogg, Kraft, Mondelez , PepsiCo, Mead Johnson. Mid Cap companies include JM Smucker , McCormick, Treehouse, Snyder’s - Lance, B&G Foods, Flowers Foods, Post Holding Cop., SodaStream , J&J Snack Foods, and Pinnacle Foods Peer Leverage Levels (Total Debt / LTM Adj. EBITDA)

ANFI continues to maintain a conservative balance sheet with $187.1 million of total debt at December 31, 2014 compared to December 31, 2014 LTM adjusted EBITDA of $93 million ‒ Total Debt to adjusted EBITDA ratio of just 2.0x at December 31, 2014, compared to 2.4x and 3.1x at December 31, 2013 and March 31, 2013, respectively ‒ Net Debt to LTM adjusted EBITDA ratio of just 1.7x at December 31, 2014 ‒ LTM Adjusted EBITDA to Finance Cost (net of Finance Income) ratio of 3.3x at December 31, 2014 ANFI had $27 million of cash on its balance sheet and $21.6 million available under its current borrowing facility suggesting more than sufficient capital to fund its continuing operations Strong relationships with consortium of Indian banks 3.2x 2.8x 2.0x 0.0x 1.0x 2.0x 3.0x 4.0x Mid Cap Food Competitors (Avg) Large Cap Food Competitors (Avg) Amira LTM Adj. EBITDA / Finance Cost (net of Finance Income) 3.1x 2.5x 2.4x 2.4x 2.4x 2.3x 2.2x 2.0x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 Total Debt / LTM Adj. EBITDA 2.5x 2.8x 3.1x 3.0x 3.3x 3.2x 3.0x 3.3x 0.0x 1.0x 2.0x 3.0x 4.0x 5.0x Q4'13 Q1'14 Q2'14 Q3'14 Q4'14 Q1'15 Q2'15 Q3'15 LTM Adj. EBITDA / Finance Cost (net of Finance Income)

Basmati Roadshow_1_October - 2012.ppt 8 Key Working Capital Items Inventories $253.9 $255.0 $251.3 $253.8 % LTM sales 50.7% 46.6% 41.3% 38.5% Trade receivables $74.7 $80.9 $86.5 $99.1 % LTM sales 14.9% 14.8% 14.2% 15.0% Trade payables $68.3 $41.2 $11.9 $16.5 % LTM sales 13.6% 7.5% 1.9% 2.5% Net Adjusted working capital $262.9 $298.2 $325.3 $ 339.4 % LTM sales 52.5% 54.5% 53.4% 51.5% Source: Values based on publicly filed financial statements Note: Interim results and ratio analyses have not been audited. A reconciliation for LTM sales is included in the appendix. Net adjusted working capital is defined in Appendix for Non - IFRS measures. $ in millions Q4 2014 Q2 2015 Q3 2015 Q3 2014

Basmati Roadshow_1_October - 2012.ppt 9 Key Capital Structure Items Cash and cash equivalents $ 33.8 $37.6 $25.7 $ 27.0 Total debt $160.3 $184.8 $184.2 $ 187.1 LTM adjusted EBITDA $ 67.4 $75.5 $ 85.6 $93.0 Total debt / LTM adjusted EBITDA 2.4x 2.4x 2.2x 2.0x Net debt / LTM adjusted EBITDA 1.9x 2.0x 1.9x 1.7x $ in millions Source: Values based on publicly filed financial statements Note : Interim results and ratio analyses have not been audited. A reconciliation for LTM adjusted EBITDA is included in the appendix. Q4 2014 Q2 2015 Q3 2015 Q3 2014

Basmati Roadshow_1_October - 2012.ppt Outlook Long term FY 2015 Revenue 25% + growth $1.0 billion Adjusted EBITDA 25% + growth $150 million 10

Basmati Roadshow_1_October - 2012.ppt The Truth About Amira: Amira Facts (2012 – 2015)

Basmati Roadshow_1_October - 2012.ppt 11 The Truth About Amira: Amira Facts (2012 - 2015) ANFI listed on the NYSE in October 2012 at $10 per share ‒ The transaction was 100% primary with the net proceeds from the offering being reinvested into the business ‒ The Underwriters for the transaction were UBS Securities LLC, Deutsche Bank Securities Inc., Jefferies & Company, Inc., and KeyBank Capital Markets Inc. ‒ Company Counsel was Loeb & Loeb LLP, Underwriters Counsel was Skadden Arps , Slate, Meagher & Flom LLP ANFI’s financial statements have been fully audited ‒ FY 2010, FY 2011, FY 2012 (pre IPO) and FY 2013 audited by Grant Thornton India LLP ‒ FY 2013 and FY 2014 audited by Deloitte Haskins & Sell LLP Prior to its IPO, ANFI was a family owned entity dating ba ck to 1915 ‒ Karan A Chanana remains the largest individual shareholder in ANFI ‒ The Chanana family retains various interests unrelated to ANFI ‒ ANFI discloses all related party transactions since time of IPO ANFI has grown since the time of its IPO and currently sells its products in more than 60 countries around the world ‒ Nearly doubled revenues from $342 million for LTM June 2012 to $659 million for the LTM period ended December 2014 ‒ More than doubled adjusted EBITDA from $ 41 million for LTM June 2012 to $93 million for the LTM period ended December 2014 ‒ Increased employees from 252 at time of IPO to 474 at December 2014 ‒ ANFI has not had a major factory upgrade since 2010 and has outgrown its currently facility ‒ ANFI has discussed its plans for the construction of a new factory since the time of its IPO ANFI has an experienced management team and an Independent Board of Directors and Audit Committee (please see appendix) Note: Information based on previous ANFI public filings

Basmati Roadshow_1_October - 2012.ppt Separation 12 ANFI Sources From More Than 200,000 Farmers and has a Flexible, Vertically Integrated Business Model Basmati/ Non - Basmati Rice Farms Processing Procurement Milling Packaging Representative Partners Distribution Procurement Basmati Value Chain Uttar Pradesh Production Amira’s area of activities Source: ANFI publicly filed 20 - F, public company materials, Food and Agricultural Organizational report, USDA Note: ANFI has relationships with more than 7,500 organic farmers in India as of December 31, 2014 Flexible sourcing model allows for purchase of rice across the entire life cycle, including early state, semi processed and fully processed rice

Basmati Roadshow_1_October - 2012.ppt Currently operates a fully automated and integrated processing and milling facility (originally constructed in 1995 with major upgrades in 2010) Includes grading and packaging units, along with modern in - house laboratory for quality assurance and warehousing Processing capacity of 24 metric tons per hour Existing site in Guragon (less than 20 acres), India sits in a residential area 24 60 Today Post Expansion Plan Installed Capacity (MT/HR) Proposed Acquisition of Amira Enterprises Existing Facility ANFI Remains a Sales Led Organization, but Is Investing in Processing Capacity to Support Growth 13 Processing Capacity Currently process 30 - 35% product as early stage product, additional 30 - 35% reprocessed and remainder via

3rd party After completion of new facility, expect to process >50 % as early stage rice, additional 30 - 35% reprocessed and remainder via 3rd party Source: ANFI publicly filed 20 - F and other publicly available data Planned spending of $64 million disclosed at time of IPO Proposed acquisition Amira Enterprises for $30 million (based on third party appraisal value of land) Buhler rice processing facility on order for $8.3 million Next generation machinery expected to add 48 metric tons per hour of rice milling capacity Upon completion of installation, 12 metric tons per hour facility (2010 vintage) plan to move to new location and sell or discard older - era equipment; construction of office for factory workers, R&D lab and warehousing (vs. 12+ leased warehouses today) Planned CapEx Spend

$202 $255 $329 $414 $547 $659 $0 $100 $200 $300 $400 $500 $600 $700 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 LTM Q3 2015 ($ in millions) $22 $31 $40 $52 $75 $93 10.7% 12.1% 12.1% 12.7% 13.8% 14.1% 8% 10% 12% 14% 16% 18% 20% 22% 24% $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 FY 2010 FY 2011 FY 2012 FY 2013 FY 2014 LTM Q3 2015 EBITDA margin ($ in millions) ANFI Has More Than Tripled the Size of its Business Since its Last Factory Upgrade in 2010 Revenue Adj. EBITDA Source: ANFI’s publicly available financial statements Note : Fiscal years ended March 31. LTM values are unaudited figures. 14

Basmati Roadshow_1_October - 2012.ppt x ANFI provides revenue mix information based upon the following: ‒ Revenue by geography (including India, EMEA, Asia Pacific ex. India and North America ‒ Revenue by Amira branded, third party branded and institutional ‒ Total Basmati revenue and Total non Basmati revenue x ANFI has more than doubled India sales since FY 2012 x ANFI has increased its International sales by almost 50% since FY 2012 ‒ “International sales” are to those sales which are made to international markets outside of India ‒ Sales recorded outside of India includes product sourced from Amira India, as well as from 3rd parties in India and internationally x ANFI has nearly doubled its global Amira branded sales since 2012 20 - F: ANFI’s Revenue Mix Disclosure A

Deeper Look at ANFI’s Sources of Revenue 15 Source: ANFI publicly filed 20 - F and other publicly available data

Basmati Roadshow_1_October - 2012.ppt ANFI has a Diverse Customer Base and has been Awarded Numerous Accolades 3 rd Party Branded Partners Selected Customers On February 18, 2015, Amira Nature Foods Ltd Announced Two New Partnerships to Expand Amira Branded Sales in the United States 16 Source: ANFI’s publicly filed 20 - F and publicly available data Note: For FY 2014, Amira branded sales, third party branded sales and institutional sales contributed 43%, 44% and 13%, respe cti vely, of total ANFI sales. ANFI’s Multiple Accolades Indian Power Brands Global Super Power Edition 2011 & 2013 Inc. India featured Amira as one of India’s fastest growing mid - sized companies in 2010, 2011, 2012 and 2013 Recognized as a Global Growth Company since 2010, an invitation - only commu nity consisting of ~300 of the world’s fastest - growing corporations each year Best Partner in the “Staples” category in 2013 at the Bharti Walmart Private Limited Annual Supplier Conference Voted “Asia’s Most Promising Brand” by the WCRC group in 2013 - 2014 Source: Publicly available data

Basmati Roadshow_1_October - 2012.ppt ANFI’s Products Sit On the Shelves Around the World WH Smith, New Delhi Morrisons , London Dansk, Copenhagen Food Palace, Qatar Mariano’s, Chicago, USA Costco, USA 17 Established base in high growth emerging markets with opportunity to increase penetration in developed markets

Basmati Roadshow_1_October - 2012.ppt ANFI Has Made Concerted Efforts to Support the Brand Wall Street Journal The Grocer, UK Public Transportation, UK Airport Billboard, New Delhi 18

Basmati Roadshow_1_October - 2012.ppt ANFI Has Invested In Physical Infrastructure with Sales Offices, Processing Equipment and Storage Around the World ANFI’s Offices Around the World Processing Facility, Gurgaon, India 19 Delhi Office (Current) Delhi Office (Spring 2015 expected occupancy) New York Office Dubai Office Dusseldorf, Germany Office Distribution Center, India UK Office ANFI’s offices, factory and warehouses have been visited and diligenced by its investment bankers, lawyers, sellside research analysts and numerous investors Note: for illustrative purposes only. ANFI has additional offices, production facilities that have not been depicted above.

ANFI Related Party Transactions (2013 - 2014) ▪ ANFI has benefited from a 100 year legacy of stewardship by the Chanana family ▪ ANFI has fully disclosed related party transactions since the time of its IPO; in FY 2014 these included: ‒ Salary and reimbursement to Mr. Chanana ‒ Mr. Chanana’s personal guarantee of India debt ‒ The Company’s indemnification of Mr. Chanana ‒ A loan from Mr. Chanana to the Company for approximately $1.2 million (at an interest rate that is lower than the Company’s weighted average cost of debt) ‒ Amira India’s corporate office rent expense of less than $5,000 annually paid to Mr. Chanana ‒ The proposed purchase of Amira Enterprises (see slide 7 for further details) ▪ Karam Enterprises ‒ Historically, sold rice to Karam

Enterprises which is owned by Mr. Chanana’s father ‒ ANFI has not sold rice to Karam Enterprises since time of IPO Extract from 20 - F: ANFI related party transactions ANFI has fully disclosed related party transactions since time of IPO 20 Source: ANFI publicly filed 20 - F

Basmati Roadshow_1_October - 2012.ppt Executive Compensation at ANFI is Fully Disclosed Extracted from 20 - F: Executive Officer Compensation and Employment Agreement 21 Source: ANFI publicly filed 20 - F ANFI’s executive compensation is appropriate, fully disclosed and commensurate in amounts to that of other listed comparable companies in the US ANFI’s CEO and CFO have purchased shares in the open market

Basmati Roadshow_1_October - 2012.ppt Appendix

Basmati Roadshow_1_October - 2012.ppt 30 ANFI’s Management Team and Board of Directors Source: ANFI’s publicly filed 20 - F

Basmati Roadshow_1_October - 2012.ppt 31 ANFI’s Independent Directors Source: ANFI’s publicly filed 20 - F

Basmati Roadshow_1_October - 2012.ppt 23 Condensed Consolidated Statements of Profit or Loss (Amounts in USD) Source: ANFI’s publicly filed financial statements Nine months ended Three months ended December 31, 2014 (Unaudited) December 31, 2013 (Unaudited) December 31, 2014 (Unaudited) December 31, 2013 (Unaudited) Revenue $ 472,607,849 $ 360,774,711 $ 192,407,304 $ 142,478,370 Other income 92,692 108,120 18,033 13,057 Cost of material (427,274,003) (291,031,271) (159,601,896) (109,089,976) Change in inventory of finished goods 56,061,879 14,195,269 6,949,431 1,710,878 Employee benefit expenses (9,763,317) (9,103,034) (4,344,311) (4,850,720) Depreciation and amortization (1,778,915) (1,472,270) (576,736) (521,070) Freight, forwarding and handling expenses (14,011,609) (15,90

7,424) (4,595,471) (6,045,737) Other expenses (17,638,443) (12,101,245) (6,071,914) (5,644,163) $ 58,296,133 $ 45,462,856 $ 24,184,440 $ 18,050,639 Finance costs (23,066,231) (18,864,147) (7,928,780) (8,284,701) Finance income 1,632,163 2,248,529 548,802 685,383 Other gains and (losses) 4,543,029 (711,563) 1,251,358 (902,391) Profit before tax for the period $ 41,405,094 $ 28,135,675 $ 18,055,820 $ 9,548,930 Income tax expense (7,629,792) (6,780,309) (3,927,670) (1,819,944) Profit after tax for the period $ 33,775,302 $ 21,355,366 $ 14,128,150 $ 7,728,986 Profit after tax attributable to: Shareholders of the Company $ 26,544,176 $ 16,585,182 $ 10,967,083 $ 5,680,798 Non - controlling interest $ 7,231,126 $ 4,770,184 $ 3,161,067 $ 2,048,188 Earnings per share Basic earnings per share $ 0.93 $ 0.58 $ 0.38 $ 0.20 Diluted earnings per share $ 0.92 $ 0.58 $ 0.38 $ 0.20

Basmati Roadshow_1_October - 2012.ppt 24 Condensed Consolidated Statements of Financial Position (Amounts in USD) Source: ANFI’s publicly filed financial statements As at December 31, 2014 (Unaudited) As at March 31, 2014 (Audited) ASSETS Non - current Property, plant and equipment $ 22,037,426 $ 23,284,918 Goodwill 1,549,872 1,727,338 Other intangible assets 1,898,476 2,262,731 Other long - term financial assets 592,950 485,731 Total non - current assets $ 26,078,724 $ 27,760,718 Current Inventories $ 253,752,955 $ 254,952,549 Trade receivables 99,132,069 80,882,986 Derivative financial assets 260,034 2,352,886 Other financial assets 11,541,259 9,768,514 Prepayments 10,206,040 8,361,244 Other current assets 1,664,630 765,655 Cash and cash equivalents 26,960,875 37,606,098 Total c urrent assets $ 403,517,862 $ 394,689,932 Total assets $ 429,596,586 $ 422,450,650 EQUITY AND LIABILITIES Equity Share capital $ 9,119 $ 9,115 Share premium 82,896,597 82,804,750 Other reserves (8,575,285) (3,312,575) Retained earnings 100,878,863 74,334,687 Equity attributable to shareholders of the Company $ 175,209,294 $ 153,835,977 Equity attributable to non - controlling interest 23,479,458 18,005,030 Total equity $ 198,688,752 $ 171,841,007 Liabilities Non - current liabilities Defined benefit obligations $ 344,971 $ 246,548 Debt 1,676,780 2,739,414 Deferred tax liabilities 6,291,114 6,666,270 Total non - current liabilities $ 8,312,865 $ 9,652,232 Current liabilities Trade payables $ 16,451,264 $ 41,197,158 Debt 185,432,472 182,103,347 Current tax liabilities (net) 13,066,707 9,644,944 Derivative financial liabilities 489,466 - Other financial liabilities 5,814,444 6,031,593 Other current liabilities 1,340,616 1,980,369 Total current liabilities $ 222,594,969 $ 240,957,411 Total liabilities $ 230,907,834 $ 250,609,643 Total equity and liabilities $ 429,596,586 $ 422,450,650

Basmati Roadshow_1_October - 2012.ppt 25 Condensed Consolidated Statements of Cash Flows (Amounts in USD) Source: ANFI’s publicly filed financial statements Nine months ended December 31, 2014 (Unaudited) December 31, 2013 (Unaudited) (A) CASH FLOW FROM OPERATING ACTIVITIES Profit before tax for the period $ 41,405,094 $ 28,135,675 Adjustments for non - cash items 4,195,710 2,453,905 Adjustments for non - operating incomes and expenses 21,433,198 16,611,490 Changes in operating assets and liabilities (66,896,650) (37,142,521) $ 137,352 $ 10,058,549 Income taxes paid (3,063,424) (2,714,900) Net cash (used in)/ generated from operating activities $ (2,926,072) $ 7,343,649 (B) CASH FLOW FROM INVESTING ACTIVITIES Purchase of property, plant and equipment $ (1,709,197) $ (1,36

4,502) Purchase of intangible assets (2,498) (298,763) Proceeds from sale of property, plant and equipment 1,614 5,332 Proceeds from term deposits 12,497,806 12,883,590 Investments in term deposits (13,671,865) (14,005,325) Purchase of short term investments (41,300) (4,145) Proceeds from the sale of short term investments - (218,250) Interest income 625,812 1,102,293 Net cash used in investing activities $ (2,299,628) $ (1,899,770) (C) CASH FLOWS FROM FINANCING ACTIVITIES Repurchase of shares from ex - director and cancelled $ (38,190) $ - Net proceeds from short term debt 14,217,389 17,821,423 Proceeds from long term debt 18,150 41,445 Repayment of long term debt (963,487) (1,394,134) Interest paid (16,383,217) (14,502,897) Net cash (used in)/ generated from financing activities $ (3,149,355) $ 1,965,837 (D) Effect of change in exchange rate on cash and cash equivalents (2,270,168) (6,907,131) Net increase/ (decrease) in cash and cash equivalents (A+B+C+D) $ (10,645,223) $ 502,585 Cash and cash equivalents at the beginning of the period 37,606,098 33,270,338 Cash and cash equivalents at the end of the period $ 26,960,875 $ 33,772,923

Basmati Roadshow_1_October - 2012.ppt Non IFRS Measures In evaluating our business, we consider and use the non - IFRS measures EBITDA, adjusted EBITDA, adjusted profit after tax, adjust ed earnings per share, adjusted net working capital and net debt as supplemental measures to review and assess our operating performance. The presentation of these non - IFRS financial measures is not intended to be considered in isolation or as a substit ute for the financial information prepared and presented in accordance with IFRS. We define: (1) EBITDA as profit after tax plus fina nce costs (net of finance income), income tax expense and depreciation and amortization; (2) adjusted EBITDA, as EBITDA plus non - cash expe nse for share - based - compensation for three months ended June 30,

2014 and 2013, respectively (3) adjusted profit after tax, as profi t after tax plus non - cash expense for share - based compensation for three months ended June 30, 2014 and 2013, respectively; (4) adjusted earnings per share as the quotient of: (a) adjusted profit after tax and (b) the sum of our weighted average number of shares (i ncluding dilutive impact of share options granted) for the applicable period and the ordinary shares subject to the exchange agreement be tween us and the non - controlling shareholders of Amira India; (5) adjusted net working capital as total current assets minus: (a) tota l current liabilities (b) cash and cash equivalents and plus current debt; and (6) net debt as total current and non - current debt minus ca sh and cash equivalents. We use both EBITDA and adjusted EBITDA as measures of operating performance to assist in comparing performance from period to period on a consistent basis, as a measure for planning and forecasting overall expectations, for evaluating actual results a gai nst such expectations and as a performance evaluation metric, including as part of assessing and administering our executive and emplo yee incentive compensation programs. We believe that the use of both EBITDA and adjusted EBITDA as non - IFRS measures facilitates investors’ assessment of our operating performance from period to period and from company to company by backing out potential differences caused by variations in items such as capital structure (affecting relative finance or interest expenses), non - recur ring IPO - related expenses the book amortization of intangibles (affecting relative amortization expenses), the age and book value of p rop erty and equipment (affecting relative depreciation expenses) and other non - cash expenses. We also present these non - IFRS measures because we believe they are frequently used by securities analysts, investors and other interested parties as measures of the fi nancial performance of companies in our industry. We present adjusted EBITDA, adjusted profit after tax, adjusted earnings per share, adjusted net working capital and net debt be cause we believe these measures provide additional metrics to evaluate our operations and, when considered with both our IFRS resul ts and the reconciliation to profit after tax, basic and diluted earnings per share, working capital and total current and non - current debt, respectively, provide a more complete understanding of our business than could be obtained absent this disclosure. We also be lie ve that these non - IFRS financial measures are useful to investors in assessing the operating performance of our business after refl ecting the adjustments described above. 26

Basmati Roadshow_1_October - 2012.ppt 27 Non IFRS Reconciliations for Adj. EBITDA and Adj. Profit After Tax (Amounts in USD) Nine months ended Three months ended December 31, 2014 December 31, 2013 December 31, 2014 December 31, 2013 Profit after tax (PAT) $ 33,775,302 $ 21,355,366 $ 14,128,150 $ 7,728,986 Add: Income tax expense 7,629,792 6,780,309 3,927,670 1,819,944 Add: Finance costs (net of finance income) 21,434,068 16,615,618 7,379,978 7,599,318 Add: Depreciation and amortization 1,778,915 1,472,270 576,736 521,070 EBITDA $ 64,618,077 $ 46,223,563 $ 26,012,534 $ 17,669,318 Add: Non - cash expenses for share - based compensation 1,924,136 2,800,677 1,736,913 2,645,855 Adjusted EBITDA $ 66,542,213 $ 49,024,240 $ 27,749,447 $ 20,315,173 Nine months ended Three months ende

d December 31, 2014 December 31, 2013 December 31, 2014 December 31, 2013 Profit after tax (PAT) $ 33,775,302 $ 21,355,366 $ 14,128,150 $ 7,728,986 Add: Non - cash expenses for share - based compensation 1,924,136 2,800,677 1,736,913 2,645,855 Adjusted profit after tax $ 35,699,438 $ 24,156,043 $ 15,865,063 $ 10,374,841

Basmati Roadshow_1_October - 2012.ppt 28 Non IFRS Reconciliation for Adjusted Earnings Per Share (Amounts in USD) Source: ANFI’s publicly filed financial statements Nine months ended Three months ended December 31, 2014 December 31, 2013 December 31, 2014 December 31, 2013 Profit after tax (PAT) $ 33,775,302 $ 21,355,366 $ 14,128,150 $ 7,728,986 Profit attributable to Shareholders of the Company (A) $ 26,544,176 $ 16,585,182 $ 10,967,083 $ 5,680,798 Weighted average number of shares (for basic earnings per share) (B) 28,677,018 28,672,134 28,679,439 28,674,389 Dilutive impact of stock options as converted in equivalent number of shares (C) 239,016 138,785 225,944 231,445 Weighted average number of shares (for diluted earnings per share) (D) = (B) + C) 28,916,034 28,810,919

28,905,383 28,905,834 Shares issuable under exchange agreement (E) 7,005,434 7,005,434 7,005,434 7,005,434 Basic earnings per share as per IFRS (A) ÷ (B) $ 0.93 $ 0.58 $ 0.38 $ 0.20 Diluted earnings per share as per IFRS (A) ÷ (D) $ 0.92 $ 0.58 $ 0.38 $ 0.20 Profit after tax (PAT) (F) $ 33,775,302 $ 21,355,366 $ 14,128,150 $ 7,728,986 Add: Non - cash expenses for share - based compensation (G) $ 1,924,136 $ 2,800,677 $ 1,736,913 $ 2,645,855 Adjusted profit after tax (H) = (F) +(G) $ 35,699,438 $ 24,156,043 $ 15,865,063 $ 10,374,841 Weighted average number of shares (including dilutive impact of share options granted) and the ordinary shares subject to the exchange agreement between us and the non - controlling shareholders of Amira India (I) = (D) + (E) 35,921,468 35,816,353 35,910,817 35,911,268 Adjusted earnings per share (H) ÷ (I) $ 0.99 $ 0.68 $ 0.44 $ 0.29

Basmati Roadshow_1_October - 2012.ppt 29 Non IFRS Reconciliation for Adj. Net Working Capital and Net Debt (Amounts in USD) Source: ANFI’s publicly filed financial statements As at December 31, 2014 As at March 31, 2014 Current assets: Inventories 253,752,955 254,952,549 Trade receivables 99,132,069 80,882,986 Derivative financial assets 260,034 2,352,886 Other financial assets 11,541,259 9,768,514 Prepayments 10,206,040 8,361,244 Other current assets 1,664,630 765,655 Cash and cash equivalents 26,960,875 37,606,098 Total current assets 403,517,862 394,689,932 Current liabilities: Trade payables 16,451,264 41,197,158 Debt 185,432,472 182,103,347 Current tax liabilities (net) 13,066,707 9,644,944 Derivative financial liabilities 489,466 - Other financial liabilities 5,814,444 6,031,5

93 Other current liabilities 1,340,616 1,980,369 Total current liabilities 222,594,969 240,957,411 Working Capital (Total current assets minus Total current liabilities) 180,922,893 153,732,521 Less: Cash and cash equivalents 26,960,875 37,606,098 Add: Current debt 185,432,472 182,103,347 Adjusted net working capital 339,394,490 298,229,770 As at December 31, 2014 As at March 31, 2014 Current debt 185,432,472 182,103,347 Non - current debt 1,676,780 2,739,414 Total current and non - current debt 187,109,252 184,842,761 Less: Cash and cash equivalents 26,960,875 37,606,098 Net debt 160,148,377 147,236,663

Basmati Roadshow_1_October - 2012.ppt 30 Q3 2015 LTM Revenue, Adj. EBITDA and Adj. PAT Reconciliation FY 2013 FY 2014 (A) 9 Months Ended Dec 31, 2013 (B) 9 Months Ended Dec 31, 2014 (C) LTM Dec 31, 2014 (A) – (B) + (C) Revenue $413.7 $547.3 $360.8 $472.6 $ 659.2 Adjusted EBITDA $52.4 $75.5 $49.0 $66.5 $93.0 Adjusted PAT $21.2 $41.0 $24.2 $35.7 $52.5 ($ in USD millions) Source: ANFI’s publicly filed 20 - F and public company financial statements Note: LTM and quarterly values are unaudited.

Basmati Roadshow_1_October - 2012.ppt